UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 12, 2018

FEEL THE WORLD, INC.
d.b.a. Xero Shoes
(Exact name of issuer as specified in its charter)

Delaware	27-4419848
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447-3100
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

750,000 Units consisting of:

Up to 500,000 Shares of Class A Voting Common Stock

and

 Up to 250,000 Shares of Class B Non-Voting Common Stock

Item 9. Other Events

Melissa Page, who has most recently been the Company's Chief Operations Officer and a member of the Board of Directors, has resigned from both positions.

The Company wishes Melissa the best in her new ventures.

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: June 13, 2018	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer